Christian Sandoe
September 20, 2006
Page 6

                                                     September 20, 2006

VIA ELECTRONIC FILING

Christian Sandoe
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

      RE:   WisdomTree Trust ("Trust")
            Files Nos. 333-132380 and 811-21864

            WisdomTree International Basic Materials Sector Fund
            WisdomTree International Communications Sector Fund
            WisdomTree International Consumer Cyclical Sector Fund WisdomTree International Consumer Non-Cyclical Sector Fund WisdomTree International Energy Sector Fund
            WisdomTree International Financial Sector Fund
            WisdomTree International Health Care Sector Fund
            WisdomTree International Industrial Sector Fund
            WisdomTree International Technology Sector Fund
            WisdomTree International Utilities Sector Fund (each a "Fund" or collectively the "Funds")

Dear Mr. Sandoe:

      On behalf of the above-referenced registrant, set forth below are the comments that you provided on September 12, 2006 concerning Post-Effective Amendment No. 1 (the "Post-Effective Amendment") to the Registration Statement on Form N-1A (the "Registration Statement") of WisdomTree Trust (the "Trust"), which was filed with the U.S. Securities and Exchange Commission (the "SEC") on July 26, 2006. For your convenience, we have restated each comment below followed by the Trust's response. Defined terms have the same meanings as used by the Trust in its Post-Effective Amendment.

      We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the staff's comments, and resolve any matters raised.

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Christian Sandoe
September 20, 2006
Page 2


1. Comment: Certain Funds may invest a higher percentage of their assets in a particular country or geographic region. Please update or add disclosure consistent with the appropriate level of investment/concentration in such country or region. For example, although not presently contemplated in this Post-Effective Amendment, WisdomTree Pacific ex-Japan High-Yielding Equity Fund recently invested approximately 87% of its assets in Australia. There is no country specific disclosure (in the initial Registration Statement) about that particular country. Generally, investments in excess of 20% should be reflected in disclosure in the appropriate sections of the Post-Effective Amendment.

            Response: The Post-Effective Amendment has been revised accordingly.

2. Comment: Consistent with the use of the words "International Basic Materials Sector", "International Communications Sector", "International Consumer Cyclical Sector", "International Consumer Non-Cyclical Sector", "International Energy, International Financial Sector", "International Health Care Sector", "International Industrial Sector", "International Technology Sector" and "International Utilities Sector" in each respective Fund's name and its policy to invest in these industry sectors, add disclosure stating that each Fund, under normal circumstances, will invest at least 80% of its net assets in its underlying Index and will not change this policy without 60 days' notice to shareholders.

            Response: The Funds' Prospectus (under the heading "Principal Investment Strategy") has been revised to read: "Each Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in stocks in the Fund's index or securities having similar characteristics." The Funds' Statement of Additional Information ("SAI") has been revised to indicate that shareholders will be provided with sixty (60) days' prior notice of any change to this investment policy.

3. Comment: Please describe the market capitalization range of each Fund and the associated risks relating to each Fund's market capitalization. Please add appropriate disclosure for each Fund.

            Response: The Post-Effective Amendment has been revised accordingly.

4. Comment: Please clarify the criteria utilized by each Fund for including a particular industry or sector.

            Response: Each Fund seeks to track the risk and return performance of the WisdomTree International Sector Index suggested by its name. Each International Sector Index is derived from the WisdomTree Dividend Index of Europe, Far East Asia and Australasia ("WisdomTree DIEFA Index"), an index of dividend-paying securities in specified developed-market countries. Each International Sector Index measures the performance of dividend-paying companies within a specific industry sector of the WisdomTree DIEFA Index (e.g., Financials, Technology,

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Christian Sandoe
September 20, 2006
Page 3


            Utilities). The specific "industry sectors" within the WisdomTree DIEFA are determined using Bloomberg Industry Sector Classifications developed by Bloomberg L.P. ("Bloomberg")(except for the International HealthCare Sector which is discussed in more detail below). Bloomberg is a leading global provider of financial data and the Bloomberg Industry Sector Classifications are broadly disseminated. The Bloomberg Industry Sector classifications may be sub-divided into more granular "Industry Groups," which in turn may be further sub-divided into "Industry Sub-Groups." For example, the International Utilities Industry Sector, may be divided into the Gas, Water and Electric Industry Groups. As a further example, the Electric Industry Group may be sub-divided into the following Industry Sub-Groups: Electric-Services and Electric-Integrated. Each Fund generally will invest 95% of its total assets in the securities of its underlying Index. A Fund using a "replication" strategy will hold companies in each Industry Group and Industry Sub-Group in approximately the same proportion as its underlying Index. A fund using "representative sampling" would hold a sample of securities from the Industry Groups and Industry Sub-Groups in its underlying Index whose risk and return characteristics closely resemble the Index.

5. Comment: Please describe the rational for including "Real Estate" as one of the industries where the International Financial Sector Fund intends to invest.

            Response: As noted, each Bloomberg Industry Sector may be sub-divided into more granular "Industry Groups." The "Real Estate Industry Group" is but one of several "Industry Groups" in the Financial Sector Index. Other Groups include, Banks, Insurance and Diversified Financials. The Real Estate Group may be further subdivided into Industry Sub-Groups, such as Real Estate Management Companies and Real Estate Operating Companies. It is our understanding that "real estate" companies (i.e., companies involved in some aspect of commercial or residential real estate, including financing) are considered to be part of the larger "financial" sector by other index providers. The International Financial Sector Fund intends to invest in Real Estate companies because the "Real Estate Industry Group" is part of the International Financial Sector Index.

6. Comment: Please describe the rational for including "Cosmetics and Personal Care" as industries where the International HealthCare Sector Fund intends to invest.

            Response: The International HealthCare Sector Index is derived from the WisdomTree DIEFA Index. The Bloomberg Industry Sector Classification system does not have a specific "International HealthCare Sector." WisdomTree Investments developed the International HealthCare Sector Index by adding together various Bloomberg Industry Groups, one of which is the Cosmetics and Personal Care Group. The Cosmetics and Personal Care Group was included in the Index because some of the products produced by companies in this Group may provide physical or mental health benefits. However, in light of your comment, and upon further reflection, the Cosmetics and Personal Care Group has

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Christian Sandoe
September 20, 2006
Page 4


            been deleted from the International HealthCare Sector Index and the Post-Effective Amendment disclosure has been revised accordingly.

7. Comment: Please describe/confirm if the WisdomTree International Utilities Sector Fund intends to only invest in "Gas, Electric, and Water" stocks. If these are the only industries, please elaborate how the Fund shall not default to a concentrated position in each category.

            Response: The filed Prospectus stated that "The Index includes (emphasis added) companies from the following industries: gas, electric, and water." This does not mean that these are the only types of companies in the Index. Rather, these are examples of the types of companies included in the Index. This disclosure was intended to give investors additional color as to the general types of companies included in each Index and the types of companies in which a Fund intends to invest - it is not an exhaustive list of the types of companies in the Index. We feel this disclosure is helpful because the names of each Index and Fund may not be intuitive to retail investors (e.g., Consumer Non-Cyclical). In addition, although the filed disclosure used the word "industry" the term was not intended to be the equivalent of "industry" for purposes of
            Section 8(b) of the Investment Company Act of 1940 (the "1940 Act") and the industry concentration test. We have therefore deleted the reference to "industry" in this context and revised the Prospectus accordingly. Using this approach, the staff's comment concerning whether the Fund "defaults" to concentrated positions in these types of companies would seem to be addressed.

            For purposes of the industry concentration test, we believe it is appropriate to test for and disclose industry concentration at the "Bloomberg Industry Sector" level, rather than at the more narrow "Industry Group" or "Sub-Group" level. Using this approach, the Funds disclose in the Prospectus under the heading "Concentration Risk" that each Index and Fund is concentrated in the industry or group of industries suggested by its name. We believe that this approach allows the Funds to provide investors with material information about industry concentration, investment strategies and risks, without getting "bogged down" in a discussion of more detailed information that may not significantly increase investors' overall understanding of the Funds.

8. Comment: Please describe WisdomTree Asset Management's experience as an investment adviser pursuant to Item 5(a)(1)(i) of Form N-1A.

            Response: The Post-Effective Amendment has been revised accordingly.

9. Comment: Please elaborate in the Prospectus on the period covered by the Funds' Board of Trustees in connection with their review and approval of the Funds' investment advisory agreement.

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Christian Sandoe
September 20, 2006
Page 5


            Response: We note supplementally that the review and approval of the Funds' Investment Advisory Agreement was made in accordance with
            Section 15 of the 1940 Act. The factors considered by the Board in connection with this approval are discussed in the Funds' SAI and will also be disclosed in the Annual Report sent to shareholders after completion of the Funds' fiscal year ended March 31, 2007.

10. Comment: Please describe in the Prospectus BNY Investment Advisors' experience as an investment adviser pursuant to Item 5(a)(1)(i) of Form N-1A.

            Response: The Post-Effective Amendment has been revised accordingly.

11. Comment: Please provide in the Prospectus specific dates relating to Ms. Denise Krisko's employment during the last five years.

            Response: The Post-Effective Amendment has been revised accordingly.

12. Comment: Please provide in the Prospectus additional information about BNY Investment Advisors Index Fund Management Team. Please clarify, if any, specific responsibilities or limitations on responsibilities, and who ultimately is responsible for rendering investment decisions. Please clarify whether (s)he is the only individual that may authorize such decisions.

            Response: The Post-Effective Amendment has been revised accordingly.

13. Comment: Please remove the supplemental index performance information included in the Post-Effective Amendment.

            Response: The referenced disclosure has been removed.

14. Comment: Please update the telephone number provided for the SEC on the back cover.

            Response: The referenced disclosure has been revised accordingly.

15. Comment: In the SAI, please revise the disclosure in the concentration policy from "may" to "will."

            Response: The referenced disclosure has been revised accordingly.

16. Comment: For each Trustee, state the dollar range of each Fund beneficially owned by the Trustee in the table provided in the Trust's SAI.

            Response: The Trust supplementally notes that the dollar range of each Fund beneficially owned by a Trustee, if any, will be included in the table provided in the Trust's SAI.

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Christian Sandoe
September 20, 2006
Page 6


17. Comment: Please provide additional information in the SAI about any other accounts managed by members of BNY Investment Advisors Index Fund Management Team. Please identify if they are managed by the entire team or by a particular member of the Team.

            Response: The SAI has been revised accordingly.

18. Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Comments by the staff of the SEC or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

            Response: Registrant and its management acknowledge their responsibilities.

                                    * * * * *

      It is anticipated that the Trust will seek effectiveness of the Post-Effective Amendment, as amended, on October 1, 2006. The Trust will in connection therewith make the requested representations and file the necessary acceleration request.

      If you have any further comments or questions regarding this response, please contact A. Michael Primo at (212) 536-4852 or Robert J. Borzone, Jr. at
(212) 536-4029. Thank you for your attention to this matter.




                                            Very truly,

                                            /s/ A. Michael Primo